   As filed with the Securities and Exchange Commission on December 6, 2002

                                                     Registration No. 333-91362
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------


                              Amendment No. 5 to

                                   FORM S-2
                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933

                               -----------------

                           PENN-AMERICA GROUP, INC.
            (Exact Name of Registrant as Specified in Its Charter)

                         Pennsylvania              23-2180139
                (State or Other Jurisdiction of (I.R.S. Employer
                Incorporation or Organization)     I.D. No.)

                               420 S. York Road
                          Hatboro, Pennsylvania 19040
                                (215) 443-3656
  (Address, including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                               -----------------

            Jon S. Saltzman, President and Chief Executive Officer
                           Penn-America Group, Inc.
                               420 S. York Road
                         Hatboro, Pennsylvania, 19040
                                (215) 443-3656
 (Name, Address Including Zip Code and Telephone Number,  Including Area Code,
                             of Agent for Service)

                               -----------------

                                  Copies to:

              Michael B. Pollack, Esq.        Gary I. Horowitz, Esq.
                   Reed Smith LLP           Simpson Thacher & Bartlett
         One Liberty Place, 1650 Market St.    425 Lexington Avenue
               Philadelphia, PA 19103           New York, NY 10017
                   (215) 851-8100                 (212) 455-2000

                               -----------------

   Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [_]
   If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box: [_]
   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]
   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_] ____________
   If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_] ____________
   If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box: [_]

                               -----------------

   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               EXPLANATORY NOTE



   The registrant is filing this Amendment No. 5 to Form S-2 Registration Statement solely for the purpose of updating information found in "Part II - Information Not Required In Prospectus." Specifically, the registrant is filing the form of underwriting agreement attached as Exhibit 1.1 hereto.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

   The estimated fees of the distribution, all of which are to be borne by us, are as follows:

           SEC Registration Fee......................... $  4,370.00
           Accounting Fees and Expenses.................   80,000.00*
           Transfer Agent Fees; Taxes; Printing.........  100,000.00*
           NASD Fee.....................................    5,250.00
           Legal Fees and Expenses......................  100,000.00*
           Miscellaneous................................  140,380.00*
                                                         -----------
              Total..................................... $430,000.00*
                                                         ===========

       -
       *  Estimated

Item 15.  Indemnification of Directors and Officers

   Pursuant to the provisions of the Pennsylvania Business Corporation Law, the bylaws of Penn-America Group, Inc. provide that a director shall not be personally liable, as such, for monetary damages for any action taken, unless the director breaches or fails to perform a duty of his office and such breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. This limitation does not apply to criminal liability or liability for the payment of taxes. Penn-America Group, Inc.'s bylaws also provide for indemnification of its directors and officers to the fullest extent permitted by Pennsylvania law.

Item 16.  Exhibits



 1.1 Form of Underwriting Agreement.

 5.1 Opinion of Reed Smith LLP.*

10.1 1993 Casualty Excess of Loss Reinsurance Agreement with National Reinsurance Corporation, filed as
     Exhibit 10.3 to the Registrant's Registration Statement on Form S-1 (No. 33-66892), which was filed with the Commission on August 2, 1993.+

10.2 Endorsements Nos. 4 through 6 (Termination Endorsement) to 1993 Casualty Excess of Loss
     Reinsurance Agreement with National Reinsurance Corporation.*

10.3 Agreement dated August 20, 1993, between Penn Independent Corporation ("Penn Independent") and
     the Registrant regarding the reimbursement of certain employment costs, filed as Exhibit 10.7 to
     Amendment No. 1 to the Registrant's Registration Statement on Form S-1 (No. 33-66892), which was filed with the Commission on August 26, 1993.+

10.4 Amendment dated January 1, 2002, to August 20, 1993 Agreement between Penn Independent and
     Registrant regarding the sharing of certain operating costs.*

10.5 Agreement dated April 15, 1997, among General Re-New England Asset Management, Inc., Penn-
     America Insurance Company, and its subsidiary, Penn-Star Insurance Company, filed as Exhibit 10.9(ii)
     to the Registrant's Annual Report on Form 10-K for the period ended December 31, 1997, which was filed with the Commission on March 27, 1998.+

10.6 Amendment dated November 7, 2000, to Agreement dated April 15, 1997, among General Re-New
     England Asset Management, Inc., Penn-America Insurance Company, and its subsidiary, Penn-Star
     Insurance Company, filed as Exhibit 10.9(v) to the Registrant's Annual Report on Form 10-K for the
     period ended December 31, 2000, which was filed with the Commission on March 30, 2001.+


 10.7 1993 Stock Incentive Plan, filed as Exhibit 10.10 to Amendment No. 4 to the Registrant's Registration
      Statement on Form S-1 (No. 33-66892), which was filed with the Commission on September 29, 1993.+

 10.8 Penn-America Group, Inc. 1993 Stock Incentive Plan, as amended and restated April 4, 1994, filed as
      Exhibit 4.1 to the Registrant's Registration Statement on Form S-8 (No. 33-82728), which was filed with the Commission on August 11, 1994.+

 10.9 Amendment dated April 1, 2000, to Penn-America Group, Inc. 1993 Stock Incentive Plan, as amended and restated April 4, 1994, filed as Exhibit 10.10(iii) to the Registrant's Annual Report on Form 10-K
      for the period ended December 31, 2000, which was filed with the Commission on March 30, 2001.+

10.10 Amended and Restated 2002 Stock Incentive Plan (f/k/a 1993 Stock Incentive Plan), filed as Exhibit 4 to the Registrant's Registration Statement on Form S-8 (No. 333-89846), which was filed with the
      Commission on June 5, 2002.+

10.11 Employee Bonus Plan dated January 1, 2000, filed as Exhibit 10.10(ii) to the Registrant's Annual
      Report on Form 10-K for the period ended December 31, 1999, which was filed with the Commission on March 27, 2000.+

10.12 Lease effective July 1, 2000, between Penn-America Insurance Company and Irvin Saltzman, filed as
      Exhibit 10.11 to the Registrant's Annual Report on Form 10-K for the period ended December 31,
      2000, which was filed with the Commission on March 30, 2001.+

10.13 1995 Multiple Line Excess of Loss (Casualty and Property) Reinsurance Agreement with National
      Reinsurance Corporation, effective as of January 1, 1995.*

10.14 Endorsement No. 1 to Multiple Line Excess of Loss Reinsurance Agreement with National
      Reinsurance Corporation, effective as of January 1, 1995.*

10.15 Endorsement No. 2 to Multiple Line Excess of Loss Reinsurance Agreement with National
      Reinsurance Corporation, effective as of January 1, 1995.*

10.16 1996 Property & Liability Reinsurance Agreement with General Re Corporation effective May 1, 1996.*

10.17 Property Catastrophe Excess of Loss Reinsurance Program between subscribing reinsurers and Penn-
      America and Penn-Star Insurance Companies, effective January 1, 2000 to January 1, 2002, filed as
      Exhibit 10.14(iv) to the Registrant's Annual Report on Form 10-K for the period ended December 31,
      2000, which was filed with the Commission on March 30, 2001.+

10.18 Penn-America Group, Inc. 1995 Key Employee Incentive Compensation Plan, filed as Exhibit 4 to the
      Registrant's Registration Statement on Form S-8 (No. 333-00050), which was filed with the
      Commission on January 4, 1996.+

10.19 Penn-America Insurance Company 2001 Key Employee Incentive Compensation Plan, effective
      January 1, 2001, filed as Exhibit 10.16(i) to the Registrant's Annual Report on Form 10-K for the
      period ended December 31, 2000, which was filed with the Commission on March 30, 2001.+

10.20 Penn-America Insurance Company's Agency Award and Profit Sharing Plan, filed as Exhibit 4 to the
      Registrant's Registration Statement on Form S-3 (No. 333-00046), which was filed with the
      Commission on January 4, 1996.+

10.21 Penn-America Insurance Company's Agency Award and Profit Sharing Plan, filed as Exhibit 4 to the
      Registrant's Registration Statement on Form S-3 (No. 333-49055), which was filed with the
      Commission on March 31, 1998.+

10.22 Form of Amended General Agency Profit Sharing Addendum to Agency Award & Profit Sharing Plan,
      filed as Exhibit 10.17(ii) to the Registrant's Annual Report on Form 10-K for the period ended
      December 31, 1999, which was filed with the Commission on March 27, 2000.+


10.23 Form of General Agent Contingent Profit Commission Addendum between agents and Penn-America and Penn-Star Insurance Companies, effective January 1, 2001, filed as Exhibit 10.17(iii) to the
      Registrant's Annual Report on Form 10-K for the period ended December 31, 2001, which was filed with the Commission on March 28, 2002.+

10.24 Agency Performance Award and Profit Sharing Plan, filed as Exhibit 4.1 to the Registrant's Registration
      Statement on Form S-2 (No. 333-87698), which was filed with the Commission on May 7, 2002.+

10.25 Stipulation of Termination of Property and Liability Reinsurance Agreement with National
      Reinsurance Corporation, effective May 1, 1996.*

10.26 Multiple Line Excess of Loss Agreement of Reinsurance including Endorsement No. 1 between
      General Reinsurance Corporation and Penn-America and Penn-Star Insurance Companies, effective
      January 1, 2000, filed as Exhibit 10.19 to the Registrant's Annual Report on Form 10-K for the period ended December 31, 2001, which was filed with the Commission on March 28, 2002.+

10.27 Endorsement No. 2 to the Multiple Line Excess of Loss Agreement of Reinsurance including Endorsement
      No. 1 between General Reinsurance Corporation and Penn-America and Penn-Star Insurance Companies,
      effective September 1, 2001, filed as Exhibit 10.19(i) to the Registrant's Annual Report on Form 10-K for
      the period ended December 31, 2001, which was filed with the Commission on March 28, 2002.+

10.28 Property and Casualty Excess of Loss Reinsurance Agreement between American Re-Insurance
      Company and Penn-America and Penn-Star Insurance Companies, effective September 1, 2001, filed as Exhibit 10.20 to the Registrant's Annual Report on Form 10-K for the period ended December 31,
      2001, which was filed with the Commission on March 28, 2002.+

10.29 Reinsurance Pooling Agreement between Penn-America Insurance Company and Penn-Star Insurance
      Company dated July 1, 1998, filed as Exhibit 30.0 to the Registrant's Annual Report on Form 10-K for
      the period ended December 31, 1998, which was filed with the Commission on March 26, 1999.+

10.30 Amended and Restated Promissory Note and Security Agreement effective January 2, 2001, between
      Jon S. Saltzman and Penn-America Insurance Company (amending and restating in its entirety, including any amendments thereto, the Promissory Note and Security Agreement dated January 17,
      2000), filed as Exhibit 31.0 to the Registrant's Annual Report on Form 10-K for the period ended
      December 31, 2001, which was filed with the Commission on March 28, 2002.+

10.31 Amended and Restated Promissory Note and Security Agreement effective January 2, 2001, between
      Jon S. Saltzman and Penn-America Insurance Company (amending and restating in its entirety, including any amendments thereto, the Promissory Note and Security Agreement dated March 10,
      2000), filed as Exhibit 31.0(i) to the Registrant's Annual Report on Form 10-K for the period ended
      December 31, 2001, which was filed with the Commission on March 28, 2002.+

10.32 Amended and Restated Promissory Note and Security Agreement effective January 2, 2001, between
      Jon S. Saltzman and Penn-America Insurance Company (amending and restating in its entirety, including any amendments thereto, the Promissory Note and Security Agreement dated September 19,
      2001), filed as Exhibit 31.0(ii) to the Registrant's Annual Report on Form 10-K for the period ended
      December 31, 2001, was filed with the Commission on March 28, 2002.+

10.33 Amended and Restated Promissory Note and Security Agreement effective January 2, 2001, between
      J. Ransley Lennon and Penn-America Insurance Company (amending and restating in its entirety, including any amendments thereto, the Promissory Note and Security Agreement dated February 16,
      2000), filed as Exhibit 31.0(iii) to the Registrant's Annual Report on Form 10-K for the period ended
      December 31, 2001, which was filed with the Commission on March 28, 2002.+

10.34 Amended and Restated Promissory Note and Security Agreement effective January 2, 2001, between
      Garland P. Pezzuolo and Penn-America Insurance Company (amending and restating in its entirety, including any amendments thereto, the Promissory Note and Security Agreement dated February 11,
      2000), filed as Exhibit 31.0(iv) to the Registrant's Annual Report on Form 10-K for the period ended
      December 31, 2001, which was filed with the Commission on March 28, 2002.+


10.35 Promissory Note and Security Agreement effective March 9, 2001, between Joseph F. Morris and
      Penn-America Insurance Company, filed as Exhibit 31.0(v) to the Registrant's Annual Report on Form
      10-K for the period ended December 31, 2001, which was filed with the Commission on March 28,
      2002.+

10.36 Promissory Note and Security Agreement effective March 28, 2001, between Joseph F. Morris and
      Penn-America Insurance Company, filed as Exhibit 31.0(vi) to the Registrant's Annual Report on
      Form 10-K for the period ended December 31, 2001, which was filed with the Commission on March
      28, 2002.+

10.37 Promissory Note and Security Agreement effective March 9, 2001, between Garland P. Pezzuolo and
      Penn-America Insurance Company, filed as Exhibit 31.0(vii) to the Registrant's Annual Report on
      Form 10-K for the period ended December 31, 2001, which was filed with the Commission on March
      28, 2002.+

10.38 Promissory Note and Security Agreement effective February 16, 2001, between Thomas P. Bowie and
      Penn-America Insurance Company, filed as Exhibit 31.0(viii) to the Registrant's Annual Report on
      Form 10-K for the period ended December 31, 2001, which was filed with the Commission on March
      28, 2002.+

10.39 Promissory Note and Security Agreement effective February 23, 2001, between Thomas P. Bowie and
      Penn-America Insurance Company, filed as Exhibit 31.0(ix) to the Registrant's Annual Report on
      Form 10-K for the period ended December 31, 2001, which was filed with the Commission on March
      28, 2002.+

10.40 Promissory Note and Security Agreement effective February 27, 2001, between Thomas P. Bowie and
      Penn-America Insurance Company, filed as Exhibit 31.0(x) to the Registrant's Annual Report on Form
      10-K for the period ended December 31, 2001, which was filed with the Commission on March 28,
      2002.+

10.41 Promissory Note and Security Agreement effective March 21, 2001, between Thomas P. Bowie and
      Penn-America Insurance Company, filed as Exhibit 31.0(xi) to the Registrant's Annual Report on
      Form 10-K for the period ended December 31, 2001, which was filed with the Commission on March
      28, 2002.+

 11.1 Statement re: computation of per share earnings, incorporated by reference from Note 2 to the
      Consolidated Financial Statements filed with Registrant's Annual Report on Form 10-K for the period ended December 31, 2001, which was filed with the Commission on March 28, 2002.+

 13.1 2001 Annual Report to Stockholders, filed as Exhibit 13 to the Registrant's Annual Report on Form
      10-K for the period ended December 31, 2001, which was filed with the Commission on March 28,
      2002.+

 13.2 Annual Report on Form 10-K of the Registrant for the year ended December 31, 2001, filed with the
      Commission on March 28, 2002.+

 13.3 Quarterly Report on Form 10-Q of the Registrant for the quarter ended March 31, 2002, filed with the
      Commission on May 14, 2002.+

 13.4 Quarterly Report on Form 10-Q of the Registrant for the quarterly period ended June 30, 2002 filed with the Commission on August 8, 2002.+

 13.5 Annual Report on Form 10-K/A of the Registrant for the year ended December 31, 2001, filed with the
      Commission on November 12, 2002.+

 13.6 Quarterly Report on Form 10-Q of the Registrant for the quarterly period ended September 30, 2002 filed with the Commission on November 13, 2002.+

 23.1 Consent of Reed Smith LLP (included in Exhibit 5.1).*

 23.2 Consent of Ernst & Young LLP.

 24.1 Power of Attorney.*

--------
 * Previously filed.
 + Incorporated by reference to the specified filing.

Item 17.  Undertakings

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act of 1934 (and where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

   The undersigned registrant hereby undertakes that:

   (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

   (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                       SIGNATURES AND POWERS OF ATTORNEY


   Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 5 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hatboro, Pennsylvania, on December 6, 2002.


                                              PENN-AMERICA GROUP, INC.

                                              By:               *
                                                  ------------------------------
                                                        Jon S. Saltzman,
                                                  President and Chief Executive
                                                             Officer

   Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.


      Signatures                      Title                        Date
      ----------                      -----                        ----

             *        Chief Executive Officer, President and December 6, 2002
  -------------------   Director (Principal Executive
    Jon S. Saltzman     Officer)

           *          Director                               December 6, 2002
  -------------------
    Robert A. Lear

           *          Chairman and Director                  December 6, 2002
  -------------------
    Irvin Saltzman

           *          Director                               December 6, 2002
  -------------------
  E. Anthony Saltzman

           *          Director                               December 6, 2002
  -------------------
    Charles Ellman

           *          Director                               December 6, 2002
  -------------------
    M. Moshe Porat

           *          Director                               December 6, 2002
  -------------------
      Paul Simon

           *          Director                               December 6, 2002
  -------------------
   Martin Sheffield

        Signatures                         Title                       Date
        ----------                         -----                       ----

            *              Director                              December 6, 2002
--------------------------
    Jami Saltzman-Levy

            *              Chief Financial Officer and Treasurer December 6, 2002
--------------------------   (Principal Financial and
     Joseph F. Morris        Accounting Officer)

            *              Vice President, Secretary and         December 6, 2002
--------------------------   General Counsel
   Garland P. Pezzuolo

* /S/  GARLAND P. PEZZUOLO                                       December 6, 2002
--------------------------
 By Garland P. Pezzuolo,
     Attorney-in-fact

                                 EXHIBIT INDEX


Exhibit No.                                        Description of Exhibit
-----------                                        ----------------------

     1.1    Form of Underwriting Agreement.

     5.1    Opinion of Reed Smith LLP.*

    10.1    1993 Casualty Excess of Loss Reinsurance Agreement with National Reinsurance Corporation, filed as Exhibit 10.3 to the Registrant's Registration Statement on Form S-1 (No. 33-66892), which was filed with the Commission on August 2, 1993.+

    10.2    Endorsements Nos. 4 through 6 (Termination Endorsement) to 1993 Casualty Excess of Loss
            Reinsurance Agreement with National Reinsurance Corporation.*

    10.3    Agreement dated August 20, 1993, between Penn Independent Corporation ("Penn Independent")
            and the Registrant regarding the reimbursement of certain employment costs, filed as Exhibit 10.7 to
            Amendment No. 1 to the Registrant's Registration Statement on Form S-1 (No. 33-66892), which was filed with the Commission on August 26, 1993.+

    10.4    Amendment dated January 1, 2002, to August 20, 1993 Agreement between Penn Independent and
            Registrant regarding the sharing of certain operating costs.*

    10.5    Agreement dated April 15, 1997, among General Re-New England Asset Management, Inc., Penn-
            America Insurance Company, and its subsidiary, Penn-Star Insurance Company, filed as Exhibit
            10.9(ii) to the Registrant's Annual Report on Form 10-K for the period ended December 31, 1997, which was filed with the Commission on March 27, 1998.+

    10.6    Amendment dated November 7, 2000, to Agreement dated April 15, 1997, among General Re- New
            England Asset Management, Inc., Penn-America Insurance Company, and its subsidiary, Penn-Star
            Insurance Company, filed as Exhibit 10.9(v) to the Registrant's Annual Report on Form 10-K for the
            period ended December 31, 2000, which was filed with the Commission on March 30, 2001.+

    10.7    1993 Stock Incentive Plan, filed as Exhibit 10.10 to Amendment No. 4 to the Registrant's
            Registration Statement on Form S-1 (No. 33-66892), which was filed with the Commission on
            September 29, 1993.+

    10.8    Penn-America Group, Inc. 1993 Stock Incentive Plan, as amended and restated April 4, 1994, filed as Exhibit 4.1 to the Registrant's Registration Statement on Form S-8 (No. 33-82728), which was filed with the Commission on August 11, 1994.+

    10.9    Amendment dated April 1, 2000, to Penn-America Group, Inc. 1993 Stock Incentive Plan, as
            amended and restated April 4, 1994, filed as Exhibit 10.10(iii) to the Registrant's Annual Report on
            Form 10-K for the period ended December 31, 2000, which was filed with the Commission on
            March 30, 2001.+

   10.10    Amended and Restated 2002 Stock Incentive Plan (f/k/a 1993 Stock Incentive Plan), filed as Exhibit
            4 to the Registrant's Registration Statement on Form S-8 (No. 333-89846), which was filed with the
            Commission on June 5, 2002.+

   10.11    Employee Bonus Plan dated January 1, 2000, filed as Exhibit 10.10(ii) to the Registrant's Annual
            Report on Form 10-K for the period ended December 31, 1999, which was filed with the
            Commission on March 27, 2000.+

   10.12    Lease effective July 1, 2000, between Penn-America Insurance Company and Irvin Saltzman, filed as Exhibit 10.11 to the Registrant's Annual Report on Form 10-K for the period ended December 31,
            2000, which was filed with the Commission on March 30, 2001.+

   10.13    1995 Multiple Line Excess of Loss (Casualty and Property) Reinsurance Agreement with National
            Reinsurance Corporation, effective as of January 1, 1995.*

   10.14    Endorsement No. 1 to Multiple Line Excess of Loss Reinsurance Agreement with National
            Reinsurance Corporation, effective as of January 1, 1995.*

Exhibit No.                                        Description of Exhibit
-----------                                        ----------------------

   10.15    Endorsement No. 2 to Multiple Line Excess of Loss Reinsurance Agreement with National
            Reinsurance Corporation, effective as of January 1, 1995.*

   10.16    1996 Property & Liability Reinsurance Agreement with General Re Corporation effective May 1,
            1996.*

   10.17    Property Catastrophe Excess of Loss Reinsurance Program between subscribing reinsurers and Penn-
            America and Penn-Star Insurance Companies, effective January 1, 2000 to January 1, 2002, filed as
            Exhibit 10.14(iv) to the Registrant's Annual Report on Form 10-K for the period ended December
            31, 2000, which was filed with the Commission on March 30, 2001.+

   10.18    Penn-America Group, Inc. 1995 Key Employee Incentive Compensation Plan, filed as Exhibit 4 to the Registrant's Registration Statement on Form S-8 (No. 333-00050), which was filed with the
            Commission on January 4, 1996.+

   10.19    Penn-America Insurance Company 2001 Key Employee Incentive Compensation Plan, effective
            January 1, 2001, filed as Exhibit 10.16(i) to the Registrant's Annual Report on Form 10-K for the
            period ended December 31, 2000, which was filed with the Commission on March 30, 2001.+

   10.20    Penn-America Insurance Company's Agency Award and Profit Sharing Plan, filed as Exhibit 4 to the
            Registrant's Registration Statement on Form S-3 (No. 333-00046), which was filed with the
            Commission on January 4, 1996.+

   10.21    Penn-America Insurance Company's Agency Award and Profit Sharing Plan, filed as Exhibit 4 to the
            Registrant's Registration Statement on Form S-3 (No. 333-49055), which was filed with the
            Commission on March 31, 1998.+

   10.22    Form of Amended General Agency Profit Sharing Addendum to Agency Award & Profit Sharing
            Plan, filed as Exhibit 10.17(ii) to the Registrant's Annual Report on Form 10-K for the period ended
            December 31, 1999, which was filed with the Commission on March 27, 2000.+

   10.23    Form of General Agent Contingent Profit Commission Addendum between agents and Penn-
            America and Penn-Star Insurance Companies, effective January 1, 2001, filed as Exhibit 10.17(iii) to the Registrant's Annual Report on Form 10-K for the period ended December 31, 2001, which was filed with the Commission on March 28, 2002.+

   10.24    Agency Performance Award and Profit Sharing Plan, filed as Exhibit 4.1 to the Registrant's
            Registration Statement on Form S-2 (No. 333-87698), which was filed with the Commission on
            May 7, 2002.+

   10.25    Stipulation of Termination of Property and Liability Reinsurance Agreement with National
            Reinsurance Corporation, effective May 1, 1996.*

   10.26    Multiple Line Excess of Loss Agreement of Reinsurance including Endorsement No. 1 between
            General Reinsurance Corporation and Penn-America and Penn-Star Insurance Companies, effective
            January 1, 2000, filed as Exhibit 10.19 to the Registrant's Annual Report on Form 10-K for the
            period ended December 31, 2001, which was filed with the Commission on March 28, 2002.+

   10.27    Endorsement No. 2 to the Multiple Line Excess of Loss Agreement of Reinsurance including
            Endorsement No. 1 between General Reinsurance Corporation and Penn-America and Penn-Star
            Insurance Companies, effective September 1, 2001, filed as Exhibit 10.19(i) to the Registrant's
            Annual Report on Form 10-K for the period ended December 31, 2001, which was filed with the
            Commission on March 28, 2002.+

   10.28    Property and Casualty Excess of Loss Reinsurance Agreement between American Re-Insurance
            Company and Penn-America and Penn-Star Insurance Companies, effective September 1, 2001, filed as Exhibit 10.20 to the Registrant's Annual Report on Form 10-K for the period ended December 31,
            2001, which was filed with the Commission on March 28, 2002.+

Exhibit No.                                        Description of Exhibit
-----------                                        ----------------------

   10.29    Reinsurance Pooling Agreement between Penn-America Insurance Company and Penn-Star
            Insurance Company dated July 1, 1998, filed as Exhibit 30.0 to the Registrant's Annual Report on
            Form 10-K for the period ended December 31, 1998, which was filed with the Commission on
            March 26, 1999.+

   10.30    Amended and Restated Promissory Note and Security Agreement effective January 2, 2001, between
            Jon S. Saltzman and Penn-America Insurance Company (amending and restating in its entirety, including any amendments thereto, the Promissory Note and Security Agreement dated January 17,
            2000), filed as Exhibit 31.0 to the Registrant's Annual Report on Form 10-K for the period ended
            December 31, 2001, which was filed with the Commission on March 28, 2002.+

   10.31    Amended and Restated Promissory Note and Security Agreement effective January 2, 2001, between
            Jon S. Saltzman and Penn-America Insurance Company (amending and restating in its entirety, including any amendments thereto, the Promissory Note and Security Agreement dated March 10,
            2000), filed as Exhibit 31.0(i) to the Registrant's Annual Report on Form 10-K for the period ended
            December 31, 2001, which was filed with the Commission on March 28, 2002.+

   10.32    Amended and Restated Promissory Note and Security Agreement effective January 2, 2001, between
            Jon S. Saltzman and Penn-America Insurance Company (amending and restating in its entirety, including any amendments thereto, the Promissory Note and Security Agreement dated
            September 19, 2001), filed as Exhibit 31.0(ii) to the Registrant's Annual Report on Form 10-K for
            the period ended December 31, 2001, was filed with the Commission on March 28, 2002.+

   10.33    Amended and Restated Promissory Note and Security Agreement effective January 2, 2001, between
            J. Ransley Lennon and Penn-America Insurance Company (amending and restating in its entirety, including any amendments thereto, the Promissory Note and Security Agreement dated February 16,
            2000), filed as Exhibit 31.0(iii) to the Registrant's Annual Report on Form 10-K for the period ended
            December 31, 2001, which was filed with the Commission on March 28, 2002.+

   10.34    Amended and Restated Promissory Note and Security Agreement effective January 2, 2001, between
            Garland P. Pezzuolo and Penn-America Insurance Company (amending and restating in its entirety, including any amendments thereto, the Promissory Note and Security Agreement dated February 11,
            2000), filed as Exhibit 31.0(iv) to the Registrant's Annual Report on Form 10-K for the period ended
            December 31, 2001, which was filed with the Commission on March 28, 2002.+

   10.35    Promissory Note and Security Agreement effective March 9, 2001, between Joseph F. Morris and
            Penn-America Insurance Company, filed as Exhibit 31.0(v) to the Registrant's Annual Report on
            Form 10-K for the period ended December 31, 2001, which was filed with the Commission on
            March 28, 2002.+

   10.36    Promissory Note and Security Agreement effective March 28, 2001, between Joseph F. Morris and
            Penn-America Insurance Company, filed as Exhibit 31.0(vi) to the Registrant's Annual Report on
            Form 10-K for the period ended December 31, 2001, which was filed with the Commission on
            March 28, 2002.+

   10.37    Promissory Note and Security Agreement effective March 9, 2001, between Garland P. Pezzuolo and
            Penn-America Insurance Company, filed as Exhibit 31.0(vii) to the Registrant's Annual Report on
            Form 10-K for the period ended December 31, 2001, which was filed with the Commission on
            March 28, 2002.+

   10.38    Promissory Note and Security Agreement effective February 16, 2001, between Thomas P. Bowie and Penn-America Insurance Company, filed as Exhibit 31.0(viii) to the Registrant's Annual Report on Form 10-K for the period ended December 31, 2001, which was filed with the Commission on
            March 28, 2002.+

Exhibit No.                                       Description of Exhibit
-----------                                       ----------------------

   10.39    Promissory Note and Security Agreement effective February 23, 2001, between Thomas P. Bowie and Penn-America Insurance Company, filed as Exhibit 31.0(ix) to the Registrant's Annual Report on Form 10-K for the period ended December 31, 2001, which was filed with the Commission on
            March 28, 2002.+

   10.40    Promissory Note and Security Agreement effective February 27, 2001, between Thomas P. Bowie and Penn-America Insurance Company, filed as Exhibit 31.0(x) to the Registrant's Annual Report on
            Form 10-K for the period ended December 31, 2001, which was filed with the Commission on
            March 28, 2002.+

   10.41    Promissory Note and Security Agreement effective March 21, 2001, between Thomas P. Bowie and
            Penn-America Insurance Company, filed as Exhibit 31.0(xi) to the Registrant's Annual Report on
            Form 10-K for the period ended December 31, 2001, which was filed with the Commission on
            March 28, 2002.+

    11.1    Statement re: computation of per share earnings, incorporated by reference from Note 2 to the
            Consolidated Financial Statements filed with Registrant's Annual Report on Form 10-K for the period ended December 31, 2001, which was filed with the Commission on March 28, 2002.+

    13.1    2001 Annual Report to Stockholders, filed as Exhibit 13 to the Registrant's Annual Report on Form
            10-K for the period ended December 31, 2001, which was filed with the Commission on March 28,
            2002.+

    13.2    Annual Report on Form 10-K of the Registrant for the year ended December 31, 2001, filed with the
            Commission on March 28, 2002.+

    13.3    Quarterly Report on Form 10-Q of the Registrant for the quarter ended March 31, 2002, filed with the Commission on May 14, 2002.+

    13.4    Quarterly Report on Form 10-Q of the Registrant for the quarterly period ended June 30, 2002 filed with the Commission on August 8, 2002.+

    13.5    Annual Report on Form 10-K/A of the Registrant for the period ended December 31, 2001 filed with the Commission on November 12, 2002.+

    13.6    Quarterly Report on Form 10-Q of the Registrant for the quarterly period ended September 30, 2002 filed with the Commission on November 13, 2002.+

    23.1    Consent of Reed Smith LLP (included in Exhibit 5.1).*

    23.2    Consent of Ernst & Young LLP.

    24.1    Power of Attorney.*

--------
*  Previously filed.
+  Incorporated by reference to the specified filing.